UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1*

HPEV, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

404273 10 4

(CUSIP Number)

Jay A. Palmer

Spirit Bear Limited

1470 1st Avenue – No. 4A

New York, NY 10075

Tel.: 212-717-5425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273 10 4	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPIRIT BEAR LIMITED EIN 27-1347181
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,691,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,691,054
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,691,054
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 404273 10 4	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on December 21, 2012, with respect to the common stock, par value $0.001 per share, of HPEV, Inc. [symbol OTCQB:WARM] (the “Common Stock”).

The address of HPEV, Inc. (the “Issuer”) is:

HPEV, Inc.

27420 Breakers Drive

Wesley Chapel, FL 33544

This Amendment No. 1 is being filed to reflect the disposition of Preferred Shares and warrants, each convertible into the Common Stock of the Issuer. Except as amended and supplemented herein, the information set forth in the original Schedule 13D filing remains true and correct in all material respects.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of Issuer’s most recent Form 10Q for the quarter ended September 30, 2012, there are 47,646,441 shares of HPEV Common Stock outstanding. Reporting Person has disposed of 40 shares of Series A Preferred stock of Issuer, as a result of which Reporting Person continues to own 160 shares of Series A Preferred stock of Issuer, which are convertible into 3,200,000 shares of HPEV Common Stock. Further, Reporting Person has disposed of warrants for 1,000,000 shares of HPEV Common Stock, as a result of which Reporting Person continues to own warrants convertible into 6,491,054 shares of HPEV Common Stock. Based on the total of 9,691,054 shares of Common Stock (the sum of the 3,200,000 shares into which Reporting Person’s Preferred Shares are convertible plus the 6,491,054 shares which would be acquired upon exercise of the warrants), Reporting Person has a Sixteen and Four Tenths percent (16.4%) interest in 59,137,495 shares of Issuer HPEV, Inc.’s $.001 par value Common Stock.

CUSIP No. 404273 10 4	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPIRIT BEAR LIMITED

/s/ Jay A. Palmer

President

February 8, 2013